Kline Law Group, PC
15615 Alton Parkway, Suite 450
Irvine, CA 92618 T – 949.271.6355
F – 949.271.6301

January 23, 2018

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attn: Mr. William H. Thompson

Re:	Premier Holding Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Response dated November 21, 2017
File No. 0-53824

Dear Mr. Thompson:

On behalf of Premier Holding Corporation (the “Company”) and in response to the comments set forth in your letter dated December 20, 2017, we are writing to supply additional information requested from the staff of the Securities and Exchange Commission (the “Staff”) in such letter.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2016

Critical Accounting Policies and Estimates

Goodwill, page 23

Comment 1.	We reviewed your response to comment 2. We were unable to locate the separate excel file referred to in your response. Please submit or explain. Further, please clarify the following:

•	The date(s) of your Step 1 analysis.

•	The impairment indicators considered and your results supporting your determination that there was no goodwill impairment at December 31, 2016.

•	The impairment indicators considered and your results supporting your determination that there was no goodwill impairment at June 30, 2017.

•	The date of your agreement with Rescom Energy, LLC.

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2018

•	You disclose on page 3 that you have access to over 30 different suppliers. Please explain why one supplier’s inability to facilitate your ramped-up growth as of December 2016 required you to stop selling for “those” campaigns resulting in a decrease in revenues in 2017.

•	Please provide us a list of the number of clients added by TPC each month for the year ended December 2015, the year ended December 31, 2016 and the interim period ended June 30, 2017.

•	You disclosed at December 31, 2016 that revenue decreased as a result of transitioning resources from residential door-to-door sales to outbound telemarking. Please tell us specifically what resources were transitioned including the number of sales agents, if any, transferred from door-to-door sales to outbound telemarketing at December 31, 2016 and June 30, 2017.

•	Please advise us of the number of customers that were supplied power by AIC as of June 30, 2017 and September 30, 2017 or when AIC is expected to supply power to your customers.

•	With regard to your projected sales for each month remaining in 2017, please clarify what portion of the projected sales relate to AIC and what portion of your projected sales relate to your agreement with Rescom.

Response 1.	The Company’s response to your comment is addressed as follows:

•	As our counsel previously discussed with the Staff, the Excel Files in question was an internal working file and all material information from that sheet was incorporated into our response for the first comment letter. As indicated previously, the Company performed discounted cash flow analysis projected over 5 years (2017-2021) to estimate the fair value of the reporting unit, using management’s best judgement as to revenue growth rates, expense projections, the new revenue to be contributed from the newly acquired supplier, AIC, and the value of contracts acquired for Rescom Energy, LLC. This analysis indicated cash flows (and discounted cash flows) in excess of the $4 million book value of goodwill. As such, the goodwill of the reporting unit is not considered impaired as of December 31, 2016 or June 30, 2017.

•	The date(s) of the Step 1 analysis were during the four weeks prior to filing the 10-K for the year ended December 31, 2016 and during the two weeks prior to filing the 10-Q for the period ended June 30, 2017.

•	The impairment indicators considered and our results supporting our determination that there was no goodwill impairment at December 31, 2016 are outlined in the memo attached as Exhibit A.

•	The impairment indicators considered and our results supporting our determination that there was no goodwill impairment at June 30, 2017 are outlined in the memo attached as Exhibit B.

•	The date of our agreement with Rescom Energy, LLC is May 1, 2017.

2

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2018

•	With respect to our disclosure on page 3 that we have access to over 30 different suppliers, the reason why one supplier’s inability to facilitate our ramped-up growth as of December 2016 required us to stop selling for “those” campaigns resulting in a decrease in revenues in 2017 was that we had built out systems, training, leads, sales people and call centers for the largest deregulated state in the US, New York. The Governor of New York, in 2016 and with no prior public disclosure, comment period or other warning, acted to halt all non-renewable energy contracts for residential and small commercial customers. It then took until the middle to end of 2017 for our respective suppliers to develop legally compliant solutions and new renewable-based energy products for us to be able to re-enter the New York market.

•	The list of the number of clients added by TPC each month for the year ended December 2015, the year ended December 31, 2016 and the interim period ended June 30, 2017 is attached as Exhibit C.

•	The resources that were transitioned during 2016 that resulted in decreased revenues were primarily door-to-door sales personal and an increased focus and reliance on our portal buildout. We decreased door-to-door personnel from 82 average agents per day on December 2016 to 56 average agents per day in June 2017. Also, we increased our focus and resources on our portal buildout to be able to accommodate additional markets for telemarketing and commercial consulting, and we anticipate that the portal will generate increasing returns over time.

•	With respect to the number of customers that were supplied power by AIC as of June 30, 2017 and September 30, 2017, there were none. As to when AIC is expected to supply power to our customers, we don’t know as it depends on our ability find the proper funding to capitalize our own supplier or find a strategic partner that we can work with to become our own supplier.

•	About our projected sales for each month remaining in 2017, the portion of the projected sales that relate to AIC and the portion of our projected sales that relate to our agreement with Rescom was zero. Our stated projections are accurate, but are based on the initiation of services by Rescom. While the telemarketing sales teams are trained and ready to sell for Rescom, to date, we have not been able to initiate any sales for them because Rescom is still working on funding to be able to pay advanced commissions to TPC for customer acquisitions. Upon such funding and initiation of sales efforts, we continue to believe that the stated projections will be accurate, albeit for the applicable months/time periods following such initiation. We determined that the arrangement with Rescom will provide greater long-term benefits in terms of market penetration and commissions payable than other potential sales arrangements, and, therefore, the Company has been willing to allow Rescom time to complete the referenced funding efforts. Notwithstanding the foregoing, the Company believes that it could seek other sales agent relationships from other established entities. As a result, our disclosure of these projections is not specifically related to a transaction with Rescom, but reflects the availability of sales assistance in the market.

Notes to Consolidated Financial Statements

Note 9 – Discontinued Operation, page F-19

Comment 2.	We reviewed your response to Comment 4. ASC 845-10-30-10 states the distribution of nonmonetary assets to owners of an entity in a spinoff or other form of reorganization or in a plan that is in substance the rescission of a prior business combination should be accounted for based on the recorded amount, and that a pro rata distribution to an entities’ owners of shares of a subsidiary that has been or is being consolidated is to be considered to be equivalent to a spinoff. As stated in the Purchase Agreement, the sale and transfer of the Purchased Interest shall be deemed terminated in the event the Purchaser fails to make timely payments, provided however, that the Purchaser is entitled to retain an amount of Membership Interests equal to the amount of cash actually paid and $6 million as a percentage of the total Membership Interests outstanding. In this regard, it appears the conversion of your interests to non-voting and issuance of shares by LP&L was intended to reduce your ownership interest to what you had paid for and effect the termination of the purchase agreement. Please tell us what consideration, if any, you gave to accounting for this transaction as a rescission of the merger.

3

United States Securities and Exchange Commission

Division of Corporation Finance

January 23, 2018

Response 2.	The legal definition of a “rescission” is an annulment, revocation or act of repealing. There is no evidence of repudiation or documentation from the cancelling party to rescind the contract back to the beginning of the transaction. Therefore, ASC 845-10-30-10 would not qualify for this transaction between LP&L and the Company.

Evidence supporting this position is that LP&L provided and agreed to the Company receiving 1.56% ownership. If this was a rescission of the contract, then the Company would not have received the 1.56% ownership in LP&L or LP&L would have claimed damages of sorts to deny the transaction and continued ownership by the Company.

Additionally, during the period that the Company controlled LP&L, the Company funded LP&L with operating expenses in the approximate amount of $400,000, leaving a payable due to the Company at the time the contract is terminated. Even in a court of law, the right to rescind (rescission is typically viewed as "an extreme remedy" which is "rarely granted") would be denied as the Company has obtained some rights through the transaction by funding LP&L. Furthermore, by the Company trying raise to capital to close the transaction between the parties, that indicates that the Company intended to perform under the original contract.

LP&L is in a highly regulated industry and the change in control was approved by the Federal Energy Regulatory Commission (“FERC”) on September 26, 2014. Any material decisions made by LP&L was controlled by a government entity. Further support that the transaction should be accounted for under ASC 801-10-55-4A is based on the fact that:

1)	The Company no longer has a controlling financial interest in the LP&L;
2)	LP&L’s issued additional membership interest which affected the percentage of controlling interest of the Company by reducing from 85% to 1.56%; and
3)	LP&L’s actions are controlled by the FERC and LP&L is highly regulated by the Government.

Comment 3.	Please tell us the amounts actually paid by the Company under the Purchase Agreement such that your retained interest was determined to be 1.56%.

Response 3.	During the first quarter of 2015, the Company had defaulted on the payment of the promissory notes to LP&L. Therefore, on April 7, 2015, the Company received a notice of termination, which stated that the Company’s 85 class A membership interests were to be converted in all respects into class B membership interests without any voting rights, with a resulting value of 1.56% of the issued and outstanding equity interests of LP&L.

Comment 4.	Please tell us the nature of the fair value of consideration received of $629,668, how this amount was determined and when the consideration was received.

Response 4.	The fair value of consideration received of $629,668 consists of the reduction of the note payable and accrued interest of $406,822 owed to LP&L related to the acquisition, the reduction of the unamortized contingent liability owed to LP&L of $699,500 related to the acquisition, offset by amounts owed to the Company by LP&L of $476,654, which accumulated over the period of the Company’s control and through May 5, 2015, consisting of cash advances of $399,154 and stock paid for services with a fair value of $77,500.

Comment 5.	Please tell us the nature of the transactions resulting in the amount of $463,344 Due to Premier disclosed on page F-20.

Response 5.	During the period of the Company’s control of LP&L, the Company issued LP&L cash loans of $393,344 and issued stock with a value of $70,000 to reduce accounts payable of LP&L owed to service providers.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Very truly yours,

Kline Law Group, PC

Scott C. Kline

cc: Premier Holding Corporation

4

Exhibit A

The Power Company

Goodwill Valuation

December 31, 2016

The Power Company is an operating division of Premier Holding Corp, a publicly traded energy services company. As a vendor-independent company, there are many ways in which PRHL lowers its client’s energy expenditures. The Power Company (TPC) lowers the cost of energy through competitive supplier bidding and E3 creates comprehensive energy savings solutions through the implementation of energy reduction services.

TPC’s diverse portfolio of leading competitive energy suppliers, along with E3's comprehensive energy efficiency solutions, best-in-class products, and unparalleled industry experience provide its clients with the confidence that they are getting the best solutions for their energy needs.

By reducing the price for energy and lowering usage, TPC allows businesses to keep more of their own capital.

Energy deregulation allows TPC to garner a lower price for its customers’ energy usage. TPC negotiates procurement with our multiple, competing energy suppliers to secure the most competitive price possible. The key is in knowing how to navigate the process and get the best price and plan for each client’s particular situation. In working with tens of thousands of clients, TPC’s clients benefit from its purchasing power and market recognition.

The Power Company offers:

•	Tenure and Standing in the Energy Marketplace
•	Buying Power with our Numerous Suppliers
•	Expertise in Energy Pricing Negotiation
•	Market Timing
•	Energy Risk Management
•	Expert and Unbiased Advice
•	Supplier Independence

The Business

What Lending Tree did in the mortgage business, TPC has been replicating in the energy business. When Premier purchased 80% of TPC, they had sold 11,000 energy contracts. Today the number of contracted clients is nearly 200,000 Residential Equivalent Contracts (RECs).

This model has resulted in meaningful revenue of over $4 million in 2015 and 2016. As important, these contracts/sales generate future renewals that are similar to the initial commission payout. In 2017 TPC should increase its revenue without additional costs as the renewals are received.

TPC’s positioning has resulted in over 150,000 residential accounts contracted to date and over 1,500 commercial accounts. These 1,500 commercial accounts are equivalent to 45,000 residential equivalent accounts which gives a total of nearly 200,000 residential equivalent accounts to which almost 2,000,000,000 Kwh of power can be sold. These contracts traditionally have high industry renewals beyond the contract termination and TPC should continue to receive revenue for additional terms on these contracts. It should be noted that although a nominal amount of revenue is generated as a reseller, the value of each of the subsidiary’s contracts as a Supplier is very meaningful. Residential contracts have sold in the energy marketplace ranging from $300 to $1,000 per contract and commercial contracts are selling for as much as five to ten times that figure. As a result, with its 200,000 plus residential equivalent contracts alone, TPC has created significant value in a portfolio of contracts that could be worth up to $80 million to a Supplier. Going forward, it is expected that the subsidiary will continue to add as many as 7,000 new contracts each month and projects to have nearly 300,000 residential equivalent contracts by the end of 2017. This strategy alone should make PRHL one of the fastest growing companies in the deregulated energy business which is estimated to be a $500 billion-dollar industry in the U.S. TPC plans expansion of deregulation into more states, and at the same time more states themselves are instituting deregulation models.

A-1

On May 6, 2016, we entered into a definitive agreement with WWCD, LLC, a company incorporated in the State of Illinois (“WWCD”), to acquire for $125,000 all membership units, including all licenses and contracts held, of American Illuminating Company, LLC (“AIC”), a company owned by WWCD. AIC is a FERC-licensed supplier of deregulated energy. AIC’s FERC approval, was granted in February 2017. After final notifications and filings with regulatory agencies are complete, AIC is expected to begin supplying power immediately to our customers, will recruit additional resellers of deregulated power and provide them with our sales tools to streamline sales efforts, enforce compliance, and increase productivity.

Our Product

TPC has offered client savings for restaurant groups, food manufacturer/retailers, auto dealerships and even for a private club. Considering the fact that the advantage of savings in energy bills has been accurately exhibited by TPC, it will continue to get traction from over 1,500 commercial clients to over 4,000 in 2016, an increase of over 100%.

Market

Deregulated energy market is a multi-billion dollar industry which presents enormous potential for The Power Company. Experts believe that the deregulated energy business is estimated to be a $500 billion+ industry in the U.S. and is estimated to be 5-7 times larger than the lucrative telecom deregulation market launched in the early 1980’s. Today power generation, power reselling and brokerage have emerged as a developing business with enormous market potential. While looking at U.S. energy market by state and regulation status, we find that there are currently 12 states that operate under complete deregulation but this is poised to increase rapidly in future with other states also starting to adopt some form of deregulation. PRHL’s subsidiary, The Power Company, which already has 150,000 residential accounts and over 4,000 commercial accounts, is well poised to ride the wave of deregulation energy business.

Sales and Marketing Strategy

TPC has spent years building and cultivating our relationships with the most competitive and reputable energy suppliers in the industry who compete for your business. Because of our tenure in the marketplace and buying power with our suppliers, The Power Company is in the best position to effectively navigate the negotiation process for our clients, garnering the best rates possible for electricity and gas.

TPC is a full services energy services company. Their residential customers have the choice to select the supplier for their electricity and gas. They are still serviced and billed by your utility company, and they still deliver your electricity. What The Power Company does for their customers, is to help them get the best rate possible for your electricity consumption. They can typically save our clients anywhere from 10% to 25% on their electricity costs.

DEREGULATED STATES

TPC provides energy services in Connecticut, Delaware, Illinois, Maryland, Massachusetts, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, Texas and Washington D.C.

For its Commercial markets, Energy Deregulation allows The Power Company to garner a lower price for its customers' energy usage. TPC has the expertise to negotiate with our multiple, competing energy suppliers to secure the lowest possible price. The key is in knowing how to navigate the process and get the best price and plan for each client's particular situation. In working with tens of thousands of consumers, TPC's clients benefit from our purchasing power and market recognition. "When suppliers compete for our business our customers save."

Because of our tenure and standing in the marketplace and buying power with our suppliers, The Power Company is in the best position to effectively navigate the negotiation process for our clients and get the most competitive rates possible for their electricity and gas.

A-2

COMPETITIVE LANDSCAPE

The race for entering into the deregulated energy market is expected to speed up in the near term since there have been few acquisitions of independent retail electric supplier by large companies in the recent past. It has been evidenced by the $190M acquisition of retail customer-focused Energy Plus by NRG and AEP’s buyout of Bluestar, an independent retail electric supplier.

PRHL ranks at the bottom of market capitalization as it competes with large integrated utilities companies who are primarily engaged in generation and transmission of power. As the company ramps up its revenues on synergies created by the recent acquisition of AIC, we expect operating margins to turn positive in 2017, increasing to over $3 million by 2020, placing it firmly amongst the peer group. More importantly, even the small to midsize ESCO that are suppliers trade publically at an average of 19 times earnings. AIC is expected to book up to $50 million of new business, most of which TPC already sells today. The industry average earnings for an efficient supplier is 8-10% earnings. At 10%, or $5 million, that could warrant a market cap near $100 million.

MANAGEMENT

Patrick Farah – Founder and Managing Member

Mr. Farah is a successful serial entrepreneur who founded and sold multiple companies, Mr. Farah most recently co-founded U.S. First Energy (USFE). As CFO and CMO of USFE, Mr. Farah was instrumental in establishing the company’s exclusive partnership with Suez Energy - one of the 100 largest companies in the world. Mr. Farah’s company was the exclusive retail sales vendor for Suez Energy in the United States, where he oversaw the development of a total contract value with Suez of over $400 Million - more than 15 times the volume of Suez’s previous vendor. While procuring a residential base of 50,000 customers, USFE achieved the prestige title of top First Choice Power’s sales broker. USFE has subsequently enhanced its business model, and is now branded as The Power Company. The Power Company, headquartered in Chicago, currently operates in all deregulated states.Mr. Farah has a B.S. from Shepherdstown University, graduating with a double major. Mr. Farah is a veteran executive and marketing expert having extensive experience in building large scalable businesses and establishing highly lucrative strategic alliances. As COO and CMO of Nutraceutical Supplement and Distribution Inc., he successfully increased the company’s revenues to $50 Million and built a 124,000 person distribution network in a three year period. Mr. Farah developed a comprehensive direct marketing effort that transformed the company and led to its successful sale.

Cheryl Arts – Founder, Managing Director

With more than 25 years of experience in Sales & Marketing, Cheryl Arts serves as Managing Partner of Chicago-based The Power Company (TPC), a full-service energy consulting firm that assists clients nationwide in taking advantage of deregulated energy rates, while also working to reduce customers' energy usage through energy efficiency products and solutions. Cheryl is responsible for managing overall Sales and Marketing of The Power Company, where she has been the lead energy consultant for many of TPC's largest marquee clients. Recently, she successfully assisted a Fortune 100 company with over 2,000 of their locations. Cheryl has over two decades of a proven track record of building sales divisions through innovative cross-selling initiatives, key account management approaches, targeted marketing campaigns and cultivating strategic alliances. Ms. Arts directs and manages The Power Company's short and long-term strategies, develops and integrates new account acquisitions and distribution channels, and identifies key relationships that lead to profitable relationships. In addition, Cheryl has passionately donated her time as a volunteer for pediatric cancer foundation, Bear Necessities, for over a decade. Her focus is on Bear Hugs, which consists of special, customized requests from children with cancer. Cheryl's niche is working one-on-one with celebrities, musicians, and professional athletes to make the children's dreams come true. For her efforts, Cheryl has earned the organizations' MVP Award as well as Volunteer of the Year. Cheryl's mission is to build a strong and compassionate corporate culture with The Power Company's executives and employees. Cheryl's vision is to drive a substantial and lasting change within the organization and also the community while still driving bottom line results. Cheryl is a member of the International Women's Leadership Association and the National Association of Professional Women. Cheryl earned a Bachelor's degree in Business Administration from Indiana University, Bloomington.

A-3

Steven Brewer – Founder, Managing Director

Steven Brewer has over two decades of experience in building sales and marketing companies that have brought overall efficiencies and market differentiators to the public. With his added direction, The Power Company (TPC) has grown into a leader in the energy deregulation space, with over 80,000 contracted accounts including residential accounts as well as an expansive commercial clientele ranging from retail to manufacturing to non-profit organizations. Steven plays a critical role in keeping The Power Company at the forefront of innovation and operational excellence. He works with his fellow executives to ensure that TPC's services are fully integrated and optimized to fulfill the firm's mission of offering industry-leading comprehensive energy products and services. Steven Brewer has a proven track record of cultivating and growing business entities and developing sales organizations as well as bringing revolutionary technology to pre-existing marketplaces. Prior to The Power Company, Mr. Brewer was instrumental in creating products and solutions for the general public which were previously only available to niche or institutional clientele. Mr. Brewer most recently helped to lead the construction and implementation of TPC's proprietary NEST portal, which is a technology that allows brokers to seamlessly work with multiple suppliers and also offers consumers a turnkey and transparent way to locate competitive energy prices. Energy deregulation, which is the largest market to ever deregulate, was lacking a technology to offer true scalability in the energy marketplace. With Mr. Brewer's leadership, The Power Company bridges the often disjointed gap between "sellers and buyers" by providing constructed transparency to both brokers and consumers. Steven's responsibilities include the development and implementation of The Power Company's overall corporate strategies including business development, joint ventures, mergers, and acquisitions. Mr. Brewer was instrumental in leading the successful merger of TPC into the public company of Premier Holding Corporation. Mr. Brewer is passionate about leading Premier Holding Corporation and The Power Company to new phases of growth, while enhancing the company’s ability to deliver integrated energy reduction products and services across all networks and platforms. Mr. Brewer resides in Chicago with his family.

Financials

TPC revenue was $4.29 million and $4.55 million for the years ended December 31, 2016 and 2015, respectively, with over 70,000 customers contracted in 2015. While revenue decreased slightly in 2016, the Company expects 15%-20% growth over the next five years.

Being an early growth company, PRHL is generating revenues through the acquisition of The Power Company (TPC). The Power Company’s list of clients is rapidly growing and now boasts over 150,000 residential accounts and over 4,000 commercial accounts. These commercial accounts sold by TPC now become additional prospects for PRHL’s other subsidiary E3. The Power Company is literally adding thousands more contracts each month and considering the fact that more states are scheduled to have some form of deregulation by 2020, PRHL projects at least 300,000 residential equivalent contracts by the end of 2017. The Company believes that each contract is valued between $300 and $700 which gives the enterprise value of $90 million when converted to a Supplier.

Also, the latest acquisition of AIC finalized in February 2107 will enable PRHL to now operate as a supplier of energy (electricity and natural gas) in deregulated markets. As a supplier, Premier will book their energy customer’s entire energy supply bill as revenue (estimated to be 8 to 12 times higher than the commission). It will also allow Premier to leverage the marketing success of energy brokers such as its current subsidiary, The Power Company (TPC), and create new energy efficiency prospects for E3, allowing Premier to further its plan of integration in this sector.

We have constructed what we believe to be conservative estimates for the Supplier. The estimated growth is only a fraction of what TPC already sells in the marketplace. Not to mention that TPC has numerous other energy brokers that are eager to have our new Supplier enter the marketplace. To put it into perspective, if TPC would have had its affiliated Supplier in 2016, and conservatively placed 50% of its clients with that Supplier, it would have increased the revenue by over $25 million. We believe PRHL will start experiencing synergistic benefits of its acquisitions which will enable it to record higher revenues in coming years by leveraging each other’s capabilities.

A-4

Valuation of Goodwill

Goodwill was valued at $4,500,000 at the time of the transaction. This was based on the value of the consideration that was issued to the shareholders of TPC at the time of the transaction. The revenue generated and projected by TPC is based on commercial and residential electricity usage, and supported by annual (and in many cases longer) contracts with users, which the TPC earns commissions from power suppliers when executed.

The exponential increase in value is now imminent with the acquisition of a Retail Energy Supplier - AIC.

Also, the value of the information that is garnered by the salesperson at TPC is of great value to multiple companies spanning varied industries. TPC has been approached by property and casualty insurance companies, mortgage banks/brokers and security and alarm companies regarding our client information. Many have asked if they could purchase said information. The approximate value is wide ranging from $2-30 per account. With client information of 150,000+ energy users, the intrinsic value could reach $1 million or more.

Accounting Policy

The Company periodically reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist. Goodwill and certain intangible assets are assessed annually, or when certain triggering events occur, for impairment using fair value measurement techniques. These events could include a significant change in the business climate, legal factors, a decline in operating performance, competition, sale or disposition of a significant portion of the business, or other factors. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The Company uses level 3 inputs and a discounted cash flow methodology to estimate the fair value of a reporting unit. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates, and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and long-term plans. Discount rate assumptions are based on an assessment of the risk inherent in the respective reporting units.

Step 1 Analysis:

The Company performed discounted cash flow analysis projected over 5 years (2017-2021) to estimate the fair value of the reporting unit (see separate excel file), using management’s best judgement as to revenue growth rates, expense projections, and new revenue to be contributed from the newly acquired supplier, AIC. This analysis indicated an estimated $12 million in future cash flows over the next 5 years (or $5.8 million on a discounted basis), which exceeds the $4 million book value of goodwill.

As such, the goodwill of the reporting unit is not considered impaired as of December 31, 2016.

Step 2 Analysis (not applicable):

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Conclusion

Based on managements’ projected discounted cash flows analysis (see step 1 analysis above) management believes that no impairment of the Goodwill is required as of December 31, 2016.

A-5

Exhibit B

The Power Company

Goodwill Valuation

June 30, 2017

The Power Company is an operating division of Premier Holding Corp, a publicly traded energy services company. As a vendor-independent company, there are many ways in which PRHL lowers its client’s energy expenditures. The Power Company (TPC) lowers the cost of energy through competitive supplier bidding and E3 creates comprehensive energy savings solutions through the implementation of energy reduction services.

TPC’s diverse portfolio of leading competitive energy suppliers, along with E3's comprehensive energy efficiency solutions, best-in-class products, and unparalleled industry experience provide its clients with the confidence that they are getting the best solutions for their energy needs.

By reducing the price for energy and lowering usage, TPC allows businesses to keep more of their own capital.

Energy deregulation allows TPC to garner a lower price for its customers’ energy usage. TPC negotiates procurement with our multiple, competing energy suppliers to secure the most competitive price possible. The key is in knowing how to navigate the process and get the best price and plan for each client’s particular situation. In working with tens of thousands of clients, TPC’s clients benefit from its purchasing power and market recognition.

The Power Company offers:

•	Tenure and Standing in the Energy Marketplace
•	Buying Power with our Numerous Suppliers
•	Expertise in Energy Pricing Negotiation
•	Market Timing
•	Energy Risk Management
•	Expert and Unbiased Advice
•	Supplier Independence

The Business

What Lending Tree did in the mortgage business, TPC has been replicating in the energy business. When Premier purchased 80% of TPC, they had sold 11,000 energy contracts. Today the number of contracted clients is nearly 200,000 Residential Equivalent Contracts (RECs).

This model has resulted in meaningful revenue of over $4 million in 2015 and 2016. As important, these contracts/sales generate future renewals that are similar to the initial commission payout. In 2017 TPC should increase its revenue without additional costs as the renewals are received.

TPC’s positioning has resulted in over 150,000 residential accounts contracted to date and over 1,500 commercial accounts. These 1,500 commercial accounts are equivalent to 45,000 residential equivalent accounts which gives a total of nearly 200,000 residential equivalent accounts to which almost 2,000,000,000 Kwh of power can be sold. These contracts traditionally have high industry renewals beyond the contract termination and TPC should continue to receive revenue for additional terms on these contracts. It should be noted that although a nominal amount of revenue is generated as a reseller, the value of each of the subsidiary’s contracts as a Supplier is very meaningful. Residential contracts have sold in the energy marketplace ranging from $300 to $1,000 per contract and commercial contracts are selling for as much as five to ten times that figure. As a result, with its 200,000 plus residential equivalent contracts alone, TPC has created significant value in a portfolio of contracts that could be worth up to $80 million to a Supplier. Going forward, it is expected that the subsidiary will continue to add as many as 7,000 new contracts each month and projects to have nearly 300,000 residential equivalent contracts by the end of 2017. This strategy alone should make PRHL one of the fastest growing companies in the deregulated energy business which is estimated to be a $500 billion-dollar industry in the U.S. TPC plans expansion of deregulation into more states, and at the same time more states themselves are instituting deregulation models.

B-1

On May 6, 2016, we entered into a definitive agreement with WWCD, LLC, a company incorporated in the State of Illinois (“WWCD”), to acquire for $125,000 all membership units, including all licenses and contracts held, of American Illuminating Company, LLC (“AIC”), a company owned by WWCD. AIC is a FERC-licensed supplier of deregulated energy. AIC’s FERC approval, was granted in February 2017. After final notifications and filings with regulatory agencies are complete, AIC is expected to begin supplying power immediately to our customers, will recruit additional resellers of deregulated power and provide them with our sales tools to streamline sales efforts, enforce compliance, and increase productivity.

Our Product

TPC has offered client savings for restaurant groups, food manufacturer/retailers, auto dealerships and even for a private club. Considering the fact that the advantage of savings in energy bills has been accurately exhibited by TPC, it will continue to get traction from over 1,500 commercial clients to over 4,000 in 2016, an increase of over 100%.

Market

Deregulated energy market is a multi-billion dollar industry which presents enormous potential for The Power Company. Experts believe that the deregulated energy business is estimated to be a $500 billion+ industry in the U.S. and is estimated to be 5-7 times larger than the lucrative telecom deregulation market launched in the early 1980’s. Today power generation, power reselling and brokerage have emerged as a developing business with enormous market potential. While looking at U.S. energy market by state and regulation status, we find that there are currently 12 states that operate under complete deregulation but this is poised to increase rapidly in future with other states also starting to adopt some form of deregulation. PRHL’s subsidiary, The Power Company, which already has 150,000 residential accounts and over 4,000 commercial accounts, is well poised to ride the wave of deregulation energy business.

Sales and Marketing Strategy

TPC has spent years building and cultivating our relationships with the most competitive and reputable energy suppliers in the industry who compete for your business. Because of our tenure in the marketplace and buying power with our suppliers, The Power Company is in the best position to effectively navigate the negotiation process for our clients, garnering the best rates possible for electricity and gas.

TPC is a full services energy services company. Their residential customers have the choice to select the supplier for their electricity and gas. They are still serviced and billed by your utility company, and they still deliver your electricity. What The Power Company does for their customers, is to help them get the best rate possible for your electricity consumption. They can typically save our clients anywhere from 10% to 25% on their electricity costs.

DEREGULATED STATES

TPC provides energy services in Connecticut, Delaware, Illinois, Maryland, Massachusetts, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, Texas and Washington D.C.

For its Commercial markets, Energy Deregulation allows The Power Company to garner a lower price for its customers' energy usage. TPC has the expertise to negotiate with our multiple, competing energy suppliers to secure the lowest possible price. The key is in knowing how to navigate the process and get the best price and plan for each client's particular situation. In working with tens of thousands of consumers, TPC's clients benefit from our purchasing power and market recognition. "When suppliers compete for our business our customers save."

Because of our tenure and standing in the marketplace and buying power with our suppliers, The Power Company is in the best position to effectively navigate the negotiation process for our clients and get the most competitive rates possible for their electricity and gas.

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COMPETITIVE LANDSCAPE

The race for entering into the deregulated energy market is expected to speed up in the near term since there have been few acquisitions of independent retail electric supplier by large companies in the recent past. It has been evidenced by the $190M acquisition of retail customer-focused Energy Plus by NRG and AEP’s buyout of Bluestar, an independent retail electric supplier.

PRHL ranks at the bottom of market capitalization as it competes with large integrated utilities companies who are primarily engaged in generation and transmission of power. As the company ramps up its revenues on synergies created by the recent acquisition of AIC, we expect operating margins to turn positive in 2017, increasing to over $3 million by 2020, placing it firmly amongst the peer group. More importantly, even the small to midsize ESCO that are suppliers trade publically at an average of 19 times earnings. AIC is expected to book up to $50 million of new business, most of which TPC already sells today. The industry average earnings for an efficient supplier is 8-10% earnings. At 10%, or $5 million, that could warrant a market cap near $100 million.

MANAGEMENT

Patrick Farah – Founder and Managing Member

Mr. Farah is a successful serial entrepreneur who founded and sold multiple companies, Mr. Farah most recently co-founded U.S. First Energy (USFE). As CFO and CMO of USFE, Mr. Farah was instrumental in establishing the company’s exclusive partnership with Suez Energy - one of the 100 largest companies in the world. Mr. Farah’s company was the exclusive retail sales vendor for Suez Energy in the United States, where he oversaw the development of a total contract value with Suez of over $400 Million - more than 15 times the volume of Suez’s previous vendor. While procuring a residential base of 50,000 customers, USFE achieved the prestige title of top First Choice Power’s sales broker. USFE has subsequently enhanced its business model, and is now branded as The Power Company. The Power Company, headquartered in Chicago, currently operates in all deregulated states.Mr. Farah has a B.S. from Shepherdstown University, graduating with a double major. Mr. Farah is a veteran executive and marketing expert having extensive experience in building large scalable businesses and establishing highly lucrative strategic alliances. As COO and CMO of Nutraceutical Supplement and Distribution Inc., he successfully increased the company’s revenues to $50 Million and built a 124,000 person distribution network in a three year period. Mr. Farah developed a comprehensive direct marketing effort that transformed the company and led to its successful sale.

Cheryl Arts – Founder, Managing Director

With more than 25 years of experience in Sales & Marketing, Cheryl Arts serves as Managing Partner of Chicago-based The Power Company (TPC), a full-service energy consulting firm that assists clients nationwide in taking advantage of deregulated energy rates, while also working to reduce customers' energy usage through energy efficiency products and solutions. Cheryl is responsible for managing overall Sales and Marketing of The Power Company, where she has been the lead energy consultant for many of TPC's largest marquee clients. Recently, she successfully assisted a Fortune 100 company with over 2,000 of their locations. Cheryl has over two decades of a proven track record of building sales divisions through innovative cross-selling initiatives, key account management approaches, targeted marketing campaigns and cultivating strategic alliances. Ms. Arts directs and manages The Power Company's short and long-term strategies, develops and integrates new account acquisitions and distribution channels, and identifies key relationships that lead to profitable relationships. In addition, Cheryl has passionately donated her time as a volunteer for pediatric cancer foundation, Bear Necessities, for over a decade. Her focus is on Bear Hugs, which consists of special, customized requests from children with cancer. Cheryl's niche is working one-on-one with celebrities, musicians, and professional athletes to make the children's dreams come true. For her efforts, Cheryl has earned the organizations' MVP Award as well as Volunteer of the Year. Cheryl's mission is to build a strong and compassionate corporate culture with The Power Company's executives and employees. Cheryl's vision is to drive a substantial and lasting change within the organization and also the community while still driving bottom line results. Cheryl is a member of the International Women's Leadership Association and the National Association of Professional Women. Cheryl earned a Bachelor's degree in Business Administration from Indiana University, Bloomington.

B-3

Steven Brewer – Founder, Managing Director

Steven Brewer has over two decades of experience in building sales and marketing companies that have brought overall efficiencies and market differentiators to the public. With his added direction, The Power Company (TPC) has grown into a leader in the energy deregulation space, with over 80,000 contracted accounts including residential accounts as well as an expansive commercial clientele ranging from retail to manufacturing to non-profit organizations. Steven plays a critical role in keeping The Power Company at the forefront of innovation and operational excellence. He works with his fellow executives to ensure that TPC's services are fully integrated and optimized to fulfill the firm's mission of offering industry-leading comprehensive energy products and services. Steven Brewer has a proven track record of cultivating and growing business entities and developing sales organizations as well as bringing revolutionary technology to pre-existing marketplaces. Prior to The Power Company, Mr. Brewer was instrumental in creating products and solutions for the general public which were previously only available to niche or institutional clientele. Mr. Brewer most recently helped to lead the construction and implementation of TPC's proprietary NEST portal, which is a technology that allows brokers to seamlessly work with multiple suppliers and also offers consumers a turnkey and transparent way to locate competitive energy prices. Energy deregulation, which is the largest market to ever deregulate, was lacking a technology to offer true scalability in the energy marketplace. With Mr. Brewer's leadership, The Power Company bridges the often disjointed gap between "sellers and buyers" by providing constructed transparency to both brokers and consumers. Steven's responsibilities include the development and implementation of The Power Company's overall corporate strategies including business development, joint ventures, mergers, and acquisitions. Mr. Brewer was instrumental in leading the successful merger of TPC into the public company of Premier Holding Corporation. Mr. Brewer is passionate about leading Premier Holding Corporation and The Power Company to new phases of growth, while enhancing the company’s ability to deliver integrated energy reduction products and services across all networks and platforms. Mr. Brewer resides in Chicago with his family.

Financials

The Year Ended December 31, 2016

TPC revenue was $4.29 million and $4.55 million for the years ended December 31, 2016 and 2015, respectively, with over 70,000 customers contracted in 2015. While revenue decreased slightly in 2016, the Company expects 15%-20% growth over the next five years.

Being an early growth company, PRHL is generating revenues through the acquisition of The Power Company (TPC). The Power Company’s list of clients is rapidly growing and now boasts over 150,000 residential accounts and over 4,000 commercial accounts. These commercial accounts sold by TPC now become additional prospects for PRHL’s other subsidiary E3. The Power Company is literally adding thousands more contracts each month and considering the fact that more states are scheduled to have some form of deregulation by 2020, PRHL projects at least 300,000 residential equivalent contracts by the end of 2017. The Company believes that each contract is valued between $300 and $700 which gives the enterprise value of $90 million when converted to a Supplier.

Also, the latest acquisition of AIC finalized in February 2107 will enable PRHL to now operate as a supplier of energy (electricity and natural gas) in deregulated markets. As a supplier, Premier will book their energy customer’s entire energy supply bill as revenue (estimated to be 8 to 12 times higher than the commission). It will also allow Premier to leverage the marketing success of energy brokers such as its current subsidiary, The Power Company (TPC), and create new energy efficiency prospects for E3, allowing Premier to further its plan of integration in this sector.

We have constructed what we believe to be conservative estimates for the Supplier. The estimated growth is only a fraction of what TPC already sells in the marketplace. Not to mention that TPC has numerous other energy brokers that are eager to have our new Supplier enter the marketplace. To put it into perspective, if TPC would have had its affiliated Supplier in 2016, and conservatively placed 50% of its clients with that Supplier, it would have increased the revenue by over $25 million. We believe PRHL will start experiencing synergistic benefits of its acquisitions which will enable it to record higher revenues in coming years by leveraging each other’s capabilities.

B-4

The Six Months Ended June 30, 2017

TPC revenues were $1,414,553 for the six months ended June 30, 2017. Revenues were down from the same period in 2016 due primarily to:

1.	As of December 2016, TPC had a supplier that could no longer afford to facilitate our ramped-up growth so TPC had to stop selling for those campaigns. That will not happen to TPC with its own supplier.
2.	Due to the impact of unusually adverse 2017 weather on residential door-to-door sales (cold torrential downpours and daily rain for weeks), however, this has ceased and residential revenues are ramping back up.
3.	Most significantly, TPC has been investing resources in its transition to selling for its own supplier, which should allow its revenues to meet or exceed its projections for 2017.

The transition to selling for its own supplier, American Illuminating Company (AIC), has been taking place for the past 2 quarters.  TPC was allocating sales resources to its call centers which will initially be the primary source for residential sales for AIC. The cost of client acquisition through call centers is approximately half of the cost of door-to-door acquisition, not including the cost of apparel, computer tablets, vans and other materials.

Now that AIC is commencing service the in July the transition will allow TPC's call centers to be able to sell day one.  As evidenced by the increase in sales in March and the 100% increase of sales in April, TPC's call centers are ready to sell for AIC, or any other supplier of which there is shared ownership.

Also, TPC dedicated resources to getting its online sales portal, ESP, ready to sell residential online which cost is 60% less than door-to-door. That too will be released on day one of supplier launch and projected to sell at least another $750,000-1,000,000 in revenue per quarter within year one to TPC and its supplier. ESP is able to transact business today and will be having a soft launch June 1st.

To illustrate the dramatic effect of the supplier (AIC) and TPC, the 12 month revenues for quarter one sales would be over $5,000,000 since TPC and AIC will be paid on usage (7,122 accounts (x) $.075 (x) 10,000kwh).

As of June 2017, TPC is transitioning its call centers to sell for Rescom Energy, LLC*.  Rescom and TPC have an agreement that TPC will own and receive fifty percent of all proceeds from any sale of the book of customers. Now, in additional to direct revenue, TPC will also be creating assets on every sale.  The value for the sale of residential customers is $300 to $500.  TPC has increased its call center sales for other suppliers to over 1,000/month within the last two months. That is with suppliers who have mature businesses in a very limited geographic footprint such as one state or even one utility.  This has limited TPC to customers who are not already with that supplier and in a very limited amount of zip codes. Conversely, Rescom is licensed in eleven utilities and TPC is the only broker selling in those states.

The projected sales for each month remaining in 2017 is 12,000 customers:

•	June - 500
•	July - 1,000
•	August - 1,500
•	September - 2,000
•	October - 2,000
•	November - 2,500
•	December - 2,500

Thus the value of these contracts as of December 31, 2016 should approximate $2.4M (12,000 customers (x) $400/2 = $2,400,000)

*ResCom Energy, LLC is a Retail Energy Provider (REP) based in Chicago, Illinois with licenses to operate in the states of Delaware, Illinois, Maryland, New Jersey, Ohio, and Pennsylvania. ResCom is authorized and tested with the following utilities: PSEG, ACE, JCPL, PECO, Duquesne, PPL, Delmarva, Duke, Comed, Pepco and BGE. ResCom has market-based rate authorization from FERC and is a member in good standing with PJM. Since its formation, ResCom has enrolled over 300,000 customers. Over the past 3 years, ResCom has sold books of customer accounts to NRG, Public Power, Viridian and Energy Plus Holdings. ResCom currently has active variable-rate customers in Delaware, Illinois, New Jersey, Maryland and Pennsylvania.

B-5

Valuation of Goodwill

Goodwill was valued at $4,500,000 at the time of the transaction. This was based on the value of the consideration that was issued to the shareholders of TPC at the time of the transaction. The revenue generated and projected by TPC is based on commercial and residential electricity usage, and supported by annual (and in many cases longer) contracts with users, which the TPC earns commissions from power suppliers when executed.

The exponential increase in value is now imminent with the acquisition of a Retail Energy Supplier - AIC.

Also, the value of the information that is garnered by the salesperson at TPC is of great value to multiple companies spanning varied industries. TPC has been approached by property and casualty insurance companies, mortgage banks/brokers and security and alarm companies regarding our client information. Many have asked if they could purchase said information. The approximate value is wide ranging from $2-30 per account. With client information of 150,000+ energy users, the intrinsic value could reach $1 million or more.

Accounting Policy

The Company periodically reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist. Goodwill and certain intangible assets are assessed annually, or when certain triggering events occur, for impairment using fair value measurement techniques. These events could include a significant change in the business climate, legal factors, a decline in operating performance, competition, sale or disposition of a significant portion of the business, or other factors. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The Company uses level 3 inputs and a discounted cash flow methodology to estimate the fair value of a reporting unit. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates, and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and long-term plans. Discount rate assumptions are based on an assessment of the risk inherent in the respective reporting units.

Step 1 Analysis:

The Company performed discounted cash flow analysis projected over 5 years (2017-2021) to estimate the fair value of the reporting unit (see separate excel file), using management’s best judgement as to revenue growth rates, expense projections, the new revenue to be contributed from the newly acquired supplier, AIC, and the value of contracts acquired for Rescom Energy, LLC. This analysis indicated cash flows (and discounted cash flows) in excess of the $4 million book value of goodwill.

As such, the goodwill of the reporting unit is not considered impaired as of December 31, 2016 or June 30, 2017.

Step 2 Analysis (not applicable):

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Conclusion

Based on managements’ projected discounted cash flows analysis (see step 1 analysis above) management believes that no impairment of the Goodwill is required as of December 31, 2016 or June 30, 2017.

B-6

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